FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated June 30, 2014

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit (publ)

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten 61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Dispute with Lehman Brothers Finance AG settled

In April 2012, the Swiss company Lehman Brothers Finance AG (in liquidation, with Price WaterhouseCoopers as appointed liquidators) (“LBF”) filed a lawsuit against AB Svensk Exportkredit (“SEK”) with the Stockholm District Court, which has been reported by SEK in its different financial reports since then.

After negotiations between the parties, the dispute has been finally settled by SEK and LBF on June 26, 2014. The net effect on SEK's Consolidated Statement of Comprehensive Income of the settlement is a pre-tax gain of approximately Skr 290 million. Such net effect consists of the sum of a payment of US$17.75 million made to LBF, and a dissolution of an earlier established reserve for the dispute. As a result of the settlement, some additional, non-material distributions from other entities within the former Lehman Brothers group may be received in the future.

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 30, 2014

AB Svensk Exportkredit (publ)

(Swedish Export Credit Corporation)

By:	/s/Sven-Olof Söderlund

Sven-Olof Söderlund Executive Director, Chief Corporate Governance Officer